600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
December 21, 2011
Via EDGAR
Mr. Kevin Dougherty
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ZaZa Energy Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed November 22, 2011
File No. 333-177264
Toreador Resources Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 22, 2011
File No. 1-34216
Dear Mr. Dougherty:
     We have received from the Securities and Exchange Commission (the “Commission”) the letter dated December 16, 2011 with respect to ZaZa Energy Corporation’s (the “Company”) Amendment No. 1 to the Registration on Form S-4 filed with the Commission on November 22, 2011, File No. 333-177264 (the “Registration Statement”). In response to the Commission’s letter, we have been preparing a formal response letter (the “Response Letter”) and an Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”). Following our conversation on December 20, 2011, and on behalf of the Company, we are providing for your review a draft of the Response Letter and the related pages of the draft of Amendment No. 2.
     Your first comment required additional disclosure regarding the background of the transaction. In the Response Letter, we will state that we have revised the disclosure in Amendment No. 2 to expand the execution risks for each option that Mr. McKenzie discussed with the Board that were material in the Board’s determination to pursue the transaction with ZaZa. For your convenience, we are including the relevant changed page to Amendment No. 2 with this letter.
     Your second comment required additional details about tax consequences. In the Response Letter, we will state that the Company received a private letter ruling from the Internal
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Kevin Dougherty
December 21, 2011

Revenue Service regarding the material U.S. federal income tax consequences of the merger to holders of Toreador common stock on November 30, 2011. The disclosure under the heading “U.S. Federal Income Tax Consequences of the Merger” will be amended (i) to reflect the receipt of this private letter ruling and (ii) to note the portions of the disclosure that are enumerated in the private letter ruling. In addition, the disclosure under the sub-heading of “Tax Opinion or Ruling” will be deleted because the conditions described in that paragraph (i.e., receipt of a private letter ruling or opinion) were satisfied on November 30, 2011. For your convenience, we have enclosed the relevant changed pages to Amendment No. 2, together with Exhibit 8.1, which contains the private letter ruling with this letter.
     Your third comment raised an inquiry regarding the compensation of the ZaZa Managing Partners. In the Response Letter, we will state that we have added language to Amendment No. 2 to clarify that the compensation awarded to ZaZa Managing Partners is paid through the Management Agreement, but is not subject to reimbursement by Hess. For your convenience, we have enclosed the relevant changed page to Amendment No. 2 with this letter.
     Your comments four through six relate to accounting matters. The Company is working directly with the Commission’s accounting staff on these matters. Our Response Letter will also include answers to those comments.
     We also expect that Amendment No. 2 will contain additional disclosures, primarily related to factual matters, in addition to the disclosure identified in this letter. If you have any questions with respect to the foregoing, please do not hesitate to call me at (713) 220-4323 or Phil Richter of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763.
Very truly yours,
/s/ William Mark Young
William Mark Young

cc:	Todd Brooks [ZaZa Energy] Jim Thornton [Toreador] Phil Richter [Fried Frank]